UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 17, 2026

Commission File Number 001-37974

VIVOPOWER PLC

(Translation of registrant’s name into English)

Suite 4, 7th Floor, 50 Broadway,

London, United Kingdom,

SW1H 0DB

+44-203-667-5158

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20- F ☒ Form 40-F ☐

Advisory Council Update

On July 17, 2026, VivoPower PLC (“VivoPower” or the “Company”) announced that Mr. Adam Traidman will be concluding his role as Chairman of the Company’s Board of Advisors.

Mr. Traidman joined the Company’s Board of Advisors as Chairman in May 2025, in connection with the Company’s capital raise and the launch of its digital asset treasury strategy. A former board member of Ripple and co-founder of several blockchain ventures, he was engaged to advise on matters relating to digital assets, blockchain technology and the XRP Ledger ecosystem.

As the Company’s focus has increasingly centered on the development and scaling of its powered land and data center digital infrastructure, with operations spanning Norway, Finland and the United Arab Emirates, the Company and Mr. Traidman have mutually agreed that this is a natural point to conclude his advisory engagement.

The Company would like to thank Mr. Traidman for his contributions and confirms that his departure did not result from any disagreement with the Company on any matter relating to its operations, policies or practices and should it be relevant and appropriate in future, would look forward to engaging with Mr. Traidman again.

This Report on Form 6-K, is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-227810, 333-251546, 333-268720, 333-273520) and Form F-3 (File No. 333-292437).

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the Company’s ability to execute on its AI infrastructure strategy, the proposed business combination of the Company’s Tembo subsidiary, and the benefits of the events or transactions described in this communication. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 17, 2026	VivoPower PLC

/s/ Kevin Chin
Kevin Chin
Executive Chairman